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                                                             [amdocs LETTERHEAD]
P R E S S   R E L E A S E
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   Amdocs Announces Preliminary Results for the Fourth Quarter of Fiscal 2005

Revenue Expected To Be In Line With Guidance and Earnings Per Share Excluding Acquisition-related Costs and Other Charges Expected To Slightly Exceed Guidance

ST. LOUIS, MO. -- October 27, 2005 -- Amdocs Limited (NYSE: DOX) today reported preliminary results for its fiscal fourth quarter, which ended September 30, 2005. Based upon preliminary information, Amdocs expects to report revenue for the fourth quarter of 9approximately $573 million, in line with guidance. Diluted earnings per share for the quarter are expected to slightly exceed guidance of $0.38, excluding acquisition-related costs and other charges net of related tax effects. Diluted GAAP earnings per share for the fourth quarter of fiscal 2005 are pending the finalization of the preliminary purchase price accounting adjustments for the DST Innovis and Longshine acquisitions and related activities. The Company plans to announce its results for the quarter on November 9th, 2005 as originally scheduled.

"We achieved several important milestones in the fourth quarter," said Dov Baharav, Chief Executive Officer of Amdocs Management Limited. "Our acquisitions of DST Innovis and Longshine strengthened Amdocs strategically and I am pleased to report that the integration of these businesses is proceeding according to plan. As a result of the demand for our market-leading products and services, which enable integrated customer management (ICM), we had some significant wins during the quarter, which will lead to g9rowth in the coming quarters. Overall, our existing business is strong and we are confident that with our combination of products and services we provide a superior and low-risk value proposition to our customers."




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About Amdocs
Amdocs combines innovative software and services with deep business knowledge to accelerate implementation of integrated customer management by the world's leading service providers. By delivering a comprehensive portfolio of software and services that spans the customer lifecycle Amdocs enables service companies to deliver an intentional customer experienceTM, which results in stronger, more profitable customer relationships. Service providers also benefit from a rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company with the revenue of $1.774 billion in fiscal 2004, Amdocs employs over 10,000 IT professionals and serves customers in 40 countries around the world. For more information, visit Amdocs at www.amdocs.com.
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Forward-Looking Statement
This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on December 30, 2004 and our Forms 6-K furnished on February 14, 2005, May 16, 2005 and August 15, 2005.


Contact:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com